SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C.  20549


                                    FORM 11-K

[  ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
     EXCHANGE ACT OF 1934
     for the fiscal year ended December 31, 1996

     Commission File Number 1-5480

     A.  Full title of the plan and address of the plan:

                    TEXTRON SAVINGS PLAN
                    40 Westminster Street
                    Providence, Rhode Island  02903

      B. Name of issuer of the securities held pursuant to the plan and address of its principal executive office:

                    TEXTRON INC.
                    40 Westminster Street
                    Providence, Rhode Island  02903


REQUIRED INFORMATION

Financial Statements and Exhibit

The following Plan financial statements and schedules prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974 are filed herewith, as permitted by Item 4 of Form 11-K:

Report of Independent Auditors
Statement of Net Assets Available for Benefits for each of the two years ended December 31, 1996 and 1995
Statement of Changes in Net Assets Available for Benefits for each of the two years ended December 31, 1996 and 1995
Notes to financial statements

Supplemental Schedules:

Item 27a - Schedule of Assets Held for Investment Purposes
Item 27d - Schedule of Reportable Transactions

The  Consent  of  Independent Auditors is filed as an  exhibit  to  this  Annual
Report.

      Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee appointed by the Board of Directors of Textron Inc. to administer the Plan has duly caused this Annual Report on Form 11-K to be signed by the undersigned hereunto duly authorized.

                              TEXTRON SAVINGS PLAN

                              By: /s/ Michael D. Cahn
                                Attorney-in-fact

                              Date: June 24, 1997







                              Financial Statements
                           and Supplemental Schedules

                              Textron Savings Plan

                     Years ended December 31, 1996 and 1995
                       with Report of Independent Auditors

                              Textron Savings Plan

                              Financial Statements
                           and Supplemental Schedules

                     Years ended December 31, 1996 and 1995




                                    Contents


Report of Independent Auditors                                        1

Audited Financial Statements

Statement of Net Assets Available for Benefits With Fund
 Information, December 31, 1996                                      2
Statement of Net Assets Available for Benefits With Fund
 Information, December 31, 1995                                      3
Statement of Changes in Net Assets Available for Benefits With Fund
 Information, December 31, 1996                                      4
Statement of Changes in Net Assets Available for Benefits With Fund
 Information, December 31, 1995                                      5
Notes to Financial Statements                                        6

Supplemental Schedules

Line 27a--Schedule of Assets Held for Investment Purposes           15
Line 27d--Schedule of Reportable Transactions                       17


                         Report of Independent Auditors

The Benefits Committee
Textron Savings Plan

We have audited the accompanying statements of net assets available for benefits of Textron Savings Plan (the Plan) as of December 31, 1996 and 1995, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1996 and 1995, and the changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1996, and reportable transactions for the year then ended, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the basic financial statements. The Fund Information in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


May 2, 1997

                              Textron Savings Plan

      Statement of Net Assets Available for Benefits with Fund Information
                                 (In Thousands)

                                December 31, 1996

                                                    Fund Information
                                      Fund        Fund         Fund      Fund    Loan
                                        A           B            C        H      Fund     Total
Assets
Investments, at fair value (Notes
2 and 4):
Textron Inc. Common  Stock         $1,205,830   $     -   $     -      $  -     $ -   $1,205,830
U. S. Government securities               -           -     9,103         -       -        9,103
Common/collective trust funds           1,467    120,775    7,518       160       -      129,920
Participant notes receivable              -           -         -         -      41           41
                                   1,207,297     120,775    16,621      160      41    1,344,894
Insurance contracts, at contract
value (Notes 2 and 4)                     -           -     144,641       -       -      144,641
Total investments                  1,207,297     120,775    161,262     160      41    1,489,535

Receivables:
Investment income                      5,664           3        862       1       -        6,530
Interfund receivable (payable)             5         (74)        69       -       -            -
Other                                      -          15          2       -       -           17
Total receivables                      5,669         (56)       933       1       -        6,547
Total assets                       1,212,966      120,719   162,195     161      41    1,496,082

Liabilities
Payables:
Excess employer contributions          2,541          600       537       -       -        3,678
Investments purchased                    995          362       780       -       -        2,137
Total liabilities                      3,536          962     1,317       -       -        5,815
Net assets available for benefits $1,209,430     $119,757  $160,878    $161     $41   $1,490,267


See notes to financial statements.

                              Textron Savings Plan

      Statement of Net Assets Available for Benefits with Fund Information
                                 (In Thousands)

                                December 31, 1995

                                                    Fund Information
                                      Fund        Fund         Fund      Fund    Loan
                                        A           B            C         H     Fund      Total
Assets
Investments, at fair value (Notes
2 and 4):
Textron Inc. Common  Stock         $941,263    $    -     $  -       $  -     $ -     $  941,263
U. S. Government securities               -         -       11,858      -       -         11,858
Common/collective trust funds         2,533     94,755       6,254     24       -        103,566
Participant notes receivable              -         -            -      -       52            52
Total investments                   943,796     94,755      18,112     24       52     1,056,739

Insurance contracts, at contract
 value (Notes 2 and 4)                    -          -     150,302      -       -        150,302
Total investments                   943,796     94,755     168,414     24       52     1,207,041

Receivables:
Investment income                     5,432          1         880      -       -          6,313
Interfund receivable (payable)           34        (48)         14      -       -              -
Other                                    31         66          27      -       -            124
Total receivables                     5,497         19         921      -       -          6,437
Total assets                        949,293     94,774     169,335     24       52     1,213,478

Liabilities
Payables:
Excess employer contributions         1,294        251         295      -       -          1,840
Investments purchased                   826          -         787      -       -          1,613
Total liabilities                     2,120        251       1,082      -       -          3,453
Net assets available for benefits  $947,173    $94,523    $168,253    $24      $52    $1,210,025


See notes to financial statements.

                              Textron Savings Plan

 Statement of Changes in Net Assets Available for Benefits with Fund Information
                                 (In Thousands)

                          Year ended December 31, 1996

                                                     Fund Information
                                      Fund         Fund        Fund       Fund    Loan
                                        A            B           C         H      Fund      Total
Additions to net assets attributed
to:
Investment income:
Net appreciation in fair value
   of investments (Note 4)         $ 355,525     $ 22,250    $      13     $  -   $  -    $  377,788
Dividends                             23,074        -           -             -      -        23,074
Interest                                 135            5        9,992        8      1        10,141
                                     378,734       22,255       10,005        8      1       411,003
Contributions:
Participants                          51,301       10,523        7,581        -      -        69,405
Employer                              31,991        -           -             -      -        31,991
                                      83,292       10,523        7,581        -      -       101,396
Total additions                      462,026       32,778       17,586        8      1       512,399

Deductions from net assets
attributed to:
Benefits paid to participants       (191,755)     (11,355)    (26,309)      (31)    (12)    (229,462)
Forfeitures                           (1,470)         (31)        (25)        -       -       (1,526)
Administrative expenses                 (929)         (92)       (148)        -       -       (1,169)
Total deductions                    (194,154)     (11,478)    (26,482)      (31)    (12)    (232,157)

Net increase (decrease) prior to
 interfund transfers                 267,872       21,300      (8,896)      (23)    (11)     280,242
Interfund transfers, net              (5,615)       3,934       1,521       160       -       -
Net increase (decrease)              262,257       25,234      (7,375)      137     (11)     280,242

Net assets available for benefits:
 Beginning of year                   947,173       94,523      168,253      24       52    1,210,025
End of year                       $1,209,430     $119,757     $160,878    $161      $41   $1,490,267


See notes to financial statements.

                              Textron Savings Plan

 Statement of Changes in Net Assets Available for Benefits with Fund Information
                                 (In Thousands)

                          Year ended December 31, 1995

                                                     Fund Information
                                      Fund         Fund        Fund       Fund    Loan
                                        A            B           C         H      Fund      Total
Additions to net assets attributed
to:
Investment income:
Net appreciation in fair value of
investments (Note 4)               $246,117     $25,360     $    792       $  -    $ -   $  272,269
Dividends                            22,740       -             -             -      -       22,740
Interest                                 97          35       10,749          2      -       10,883
                                    268,954      25,395       11,541          2      -      305,892
Contributions:
Participants                         49,349       9,565        8,437          -      -       67,351
Employer                             17,295       -             -             -      -       17,295
                                     66,644       9,565        8,437          -      -       84,646
Total additions                     335,598      34,960       19,978          2      -      390,538

Deductions from net assets
attributed to:
Benefits paid to participants      (143,238)     (9,736)     (29,394)       (43)    (20)   (182,431)
Forfeitures                          (1,209)      -             -             -       -      (1,209)
Interest expense                       (262)      -             -             -       -        (262)
Administrative expenses                (914)       (105)        (185)         -       -      (1,204)
Total deductions                   (145,623)     (9,841)     (29,579)       (43)    (20)   (185,106)

Net increase (decrease) prior to
interfund transfers                 189,975      25,119       (9,601)       (41)    (20)    205,432
Interfund transfers, net             (3,030)      1,993        1,037          -       -       -
Net increase (decrease)             186,945      27,112       (8,564)       (41)    (20)    205,432

Net assets available for benefits:
Beginning of year                   760,228      67,411      176,817         65      72   1,004,593
End of year                        $947,173     $94,523     $168,253        $24     $52  $1,210,025


See notes to financial statements.


                              Textron Savings Plan

                          Notes to Financial Statements

                           December 31, 1996 and 1995


1.  Description of Plan

General

The Textron Savings Plan (the "Plan") is an employee stock ownership plan covering substantially all domestic employees of Textron Inc. ("Textron"). For a description of the Plan, refer to the Summary Plan Description that is on file with the Department of Labor and available at the Human Resources office of
Textron. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

The Plan is currently administered under the terms of a Trust Agreement, dated May 1, 1989, with Bankers Trust Company (the "Trustee"). During 1997, Textron terminated the Trust Agreement with Bankers Trust Company and entered into a trust agreement with State Street Bank and Trust Company.

Investment Options

The Plan allows participants to direct their employee contributions to Fund A, B, or C. Participants must contribute at least 50% to Fund A. Fund H is available to any participant who has attained age 55 and completed ten years of service with Textron. Employer contributions are invested entirely in Fund A.

Fund A invests primarily in Textron Inc. Common Stock that is either purchased by the Trustee or contributed by Textron.

Fund B invests primarily in the Bankers Trust Pyramid Large Capitalization Equity Index Fund which is principally a portfolio of common stocks constructed and maintained with the objective of providing investment results which approximate the overall performance of common stocks included in Standard & Poor's Composite Index of 500 stocks.

Fund C may be invested in bonds, notes, debentures, government obligations, insurance contracts, short-term securities, money market instruments and other fixed income instruments at the discretion of Textron or an investment manager designated by Textron.

1.  Description of Plan (continued)

Fund H is invested in the Bankers Trust Pyramid Directed Account Cash Fund, which is a portfolio of short-term instruments comprised primarily of demand master notes, certificates of deposit, and commercial paper.

At the discretion of the Trustee or other investment manager, a portion of the assets of Fund A, B, C, or H may be maintained in cash or invested in short-term securities (Bankers Trust Pyramid Directed Account Cash Fund and Bankers Trust Pyramid Discretionary Account Cash Fund).

At December 31, 1996, there were approximately 30,100 participants in Fund A, 12,000 in Fund B, 14,000 in Fund C and 6 in Fund H.

Contributions

Participants of the Plan are entitled to elect compensation deferrals within the limits prescribed by Section 401(k) of the Internal Revenue Code (the "Code"). Contributions from employees and employee compensation deferrals, which are matched 50% by Textron subject to certain ERISA restrictions and plan limits, are recorded when Textron makes payroll deductions from participants' wages. The total of the matching contributions (net of forfeitures) made by Textron is limited by the Textron Board of Directors to $40 million for a calendar year. For the years ending December 31, 1996 and 1995, employee contributions included rollovers of approximately $1.2 million and $1.8 million, respectively.

Textron makes contributions to the Plan based on estimated contribution levels. In addition, Textron may make, at its own discretion, additional contributions. To the extent actual contributions by the participants differ from estimated contributions, a contribution receivable or payable from Textron will result. This is disclosed as an excess contribution in the statement of net assets available for benefits. All forfeitures arising out of a participant's termination of employment for reasons other than retirement, disability or death, are used to reduce future Textron contributions.

For the year ended December 31, 1995, Textron's contributions were also reduced by approximately $23.2 million representing the market value of excess shares that were released as a result of loan payments (see Note 3). Additional contributions required by Textron to fund debt service payments on the senior note amounted to $8.3 million in 1995 (see Note 3). The senior note was paid in full during 1995.
1.  Description of Plan (continued)

Unit Valuation

Plan equity is reported on a unit valuation basis except for Fund A, which is reported on a per share basis. Unit values are determined by dividing the Plan equity in each fund by the number of fund units outstanding.

At December 31, the number of units outstanding and the values for each unit were:

                             1996                                1995
                  Number of          Value            Number           Value
    Fund            Units           per Unit         of Units         per Unit

      B        23,518,513       $4.993703          22,949,673       $4.048529
      C        66,201,075        2.351977          74,169,927        2.211828
      H            85,748        1.877012              13,393        1.778853

Benefits

In the event a participant ceases to be an employee or becomes totally disabled while employed, all of his or her accounts, to the extent then vested, shall become distributable. Distributions to participants whose accounts hold more than forty whole shares of Textron Inc. Common Stock shall be in the form of Textron Inc. Common Stock. Distributions to participants whose accounts hold forty or less whole shares of Textron Inc. Common Stock shall be in the form of cash unless the participant or beneficiary expressly requests Textron Inc. Common Stock. All other distributions shall be in the form of cash. An account will be distributed in a single payment if the value of the account is less than $3,500 when the account first becomes distributable. If the value of the account is $3,500 or more when the account first becomes distributable, a participant is not required to take a distribution immediately. However, current federal law requires Textron to begin to distribute accounts by April 1 of the year following the year in which the participant reaches age 70 1/2. A participant is always vested in those portions of his or her account attributable to his or her own contributions and compensation deferrals and to discretionary contributions by Textron. Employees of discontinued operations become fully vested upon approval of the Textron Management Committee. The Plan provides for full vesting of a participant's account in the event of his or her termination of employment, other than for cause, within two years after a change in control of Textron. Benefits are recorded when paid.
1.  Description of Plan (continued)

Vesting

Textron's 50% matching contributions vest based on the length of participation in the Plan as follows:

           Months of Participation               Ownership Interest

   24 months but less than 36 months                           25%
   36 months but less than 48 months                           50%
   48 months but less than 60 months                           75%
   60 months or more                                          100%

A separate account is maintained for each participant and is increased monthly by (a) the participant's contributions and compensation deferrals, (b) Textron's 50% matching contribution, and annually by the pro rata share of additional discretionary contributions made by Textron, if any, and (c) the pro rata share of income.

Termination

While Textron has not expressed any intent to terminate the Plan, it is free to do so at any time. In the event of termination, each participant automatically becomes vested to the extent of the balance in his or her separate account.

Participant Loans

The Textron Capital Accumulation Plan and the Textron Capital Accumulation Plan for Hourly Employees (collectively, "TCAP") were merged into the Plan effective May 1, 1989. Prior to its merger into the Plan, TCAP allowed participants to receive loans from their pre-tax contribution accounts. Because the Plan does not provide for participant loans, no new loans were made to former TCAP participants after April 30, 1989. Existing loans must be repaid with interest to the participant's pre-tax contribution account. The loan repayments and related interest will be invested in the investment funds in the same manner as the optional contributions to the Plan the participant is then making. If the participant is not then making contributions to the Plan, the loan repayments will be invested in Fund C.
2.  Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Textron Inc. Common Stock is valued at the New York Stock Exchange closing price on the last business day of the Plan year. U.S. Government securities are valued at fair value as determined by quoted market price. The Bankers Trust Pyramid Large Capitalization Equity Index Fund is valued at the redemption price established by the fund's Trustee which is generally based on the fair value of the underlying assets. The Bankers Trust Pyramid Directed Account Cash Fund and Bankers Trust Pyramid Discretionary Account Cash Fund include pooled temporary investments and are stated at cost which approximates market value. Participant notes receivable are valued at cost which approximates fair value.

Insurance contracts are fully benefit responsive and are valued at contract value (Note 4) which represents contributions made under the contract, plus accrued interest less funds used to pay employee withdrawals and administrative expenses.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Dividends, interest and other distributions received by the Plan are reinvested in the fund in which earned.

Administrative Expenses

All administrative expenses are paid from Plan assets.

3.  Unallocated Shares and Senior Note

During 1989, coincident with the conversion of the Plan to an employee stock ownership plan, the Plan purchased from Textron 3,652,969 shares of Textron Inc. Common Stock with the proceeds of a $100 million bank loan. Such shares of
Textron Inc. Common Stock were released for allocation to the accounts of participants as the loan was repaid. The Plan made loan repayments with dividends received on unallocated shares and certain other shares and contributions received from Textron. Unallocated shares were collateral for the loan. The value of the Textron Inc. Common Stock allocated as matching contributions and dividends was the average fair market value for the period the shares were allocated to the participants' accounts, even though the shares may have been purchased earlier at a different value as part of a block purchase made by the Trustee. At December 31, 1995, all shares were allocated.

The Plan had a senior note payable to a bank that was guaranteed by Textron which related to a $100 million term loan agreement entered into during 1989. The agreement provided for the note to be repaid over a seven-year period in quarterly installments beginning April 3, 1990. The maturity date of the note was subsequently changed to October 3, 1995. The note bore interest at 85% of either the lower of the Eurodollar rate or a base rate. The note was paid in full October 3, 1995.

4.  Fair Value of Investments

The fair value of individual investments that represent 5% or more of the fair value of the Plan's net assets is as follows:
                                                             December 31
                                                       1996             1995
                                                    (Share and dollar amounts in
                                                            thousands)
Investments at fair value as determined by quoted
market price:
  Textron Inc. Common Stock*, 12,794 and 13,945
   shares, respectively                             $1,205,830      $  941,263
Investments at estimated fair value:
  BT Pyramid Capitalization Equity Index Fund*,
   71 and 69 shares, respectively                      120,412          94,755
Total Investments at fair value                     $1,326,242      $1,036,018

*Indicates party-in-interest to the Plan.
4.  Fair Value of Investments (continued)

During 1996 and 1995, the Plan's investments (including investments bought, sold, and held during the year) appreciated in fair value by $377,788,000 and $272,269,000 as follows:
                                                               December 31
                                                         1996             1995
                                                             (In thousands)
Investments at fair value as determined by quoted
market price:
Textron Inc. Common Stock                           $355,525        $246,117
U.S. Government Securities                                13             792
Net change in fair value                             355,538         246,909

Investments at estimated fair value:
Common/collective trust funds                         22,250          25,360
Net change in fair value                            $377,788        $272,269

Statement  of  Financial Accounting Standards No. 107, "Disclosures  about  Fair
Value of Financial Instruments," (FAS 107) requires disclosure of fair value information about all financial instruments held or owned by a plan except for certain excluded instruments and instruments for which it is not practicable to estimate fair value. Note 2 describes the methods and assumptions used in determining the fair value of all Plan investments except insurance contracts.

The estimated fair value of the Plan's investment in guaranteed insurance contracts was determined by discounted cash flow analyses using U. S. Treasury note interest rates with maturities similar to the remaining terms of the guaranteed insurance contracts. The estimated fair value of such contracts was approximately $147,000,000 and $155,000,000 at December 31, 1996 and 1995,
respectively. The average yield approximated 5.99% and 6.14% for the years ended December 31, 1996 and 1995, respectively, on contracts with crediting interest rates ranging from 4.67% to 8.36% and 4.18% to 8.36% for 1996 and 1995, respectively.

The fair values of insurance contracts presented herein are estimates of the fair value of the insurance contracts at a specific point in time using available market information and appropriate valuation methodologies. These estimates are subjective in nature and involve uncertainties and significant judgment in the interpretation of current market data.
4.  Fair Value of Investments (continued)

Therefore, the fair values presented are not necessarily indicative of amounts the Plan could realize or settle currently. The Plan does not necessarily intend to dispose of or liquidate such instruments prior to maturity.

5.  Differences between Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                                  December 31
                                                              1996            1995
                                                                  (In thousands)

Net assets available for benefits per financial
statements                                                $1,490,267      $1,210,026
Amounts allocated to withdrawn participants                  (41,632)        (36,154)
Net assets available for benefits per Form 5500           $1,448,635      $1,173,872

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                                                  December 31
                                                              1996            1995
                                                                 (In thousands)

Benefits paid to participants per the financial
statements                                               $229,462        $182,431
Add:  Amounts allocated on Form 5500 to withdrawn
participants at December 31, 1996                          41,632          36,154
Less:  Amounts allocated on Form 5500 to withdrawn
participants at December 31, 1995                         (36,154)        (16,153)
Benefits paid to participants per Form 5500              $234,940        $202,432

Amounts allocated to withdrawn participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to year end but not yet paid as of that date.

6.  Income Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated October 3, 1995, that the Plan is qualified and the trust established under the Plan is tax exempt, under the appropriate sections of the Internal Revenue Service Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, they believe that the Plan is qualified and the related trust is tax exempt as of the financial statement date.

                             Supplementary Schedules


                              Textron Savings Plan

            Line 27a--Schedule of Assets Held for Investment Purposes
                                 (In Thousands)

                                December 31, 1996


                                           Number of        Cost/
                                           Shares or   Contract Value        Fair
                                             Units                          Value
Fund A
Textron Inc. Common Stock*               12,794        $   483,642      $1,205,830
BT Pyramid Directed Account Cash Fund*    1,467              1,467           1,467
Total Fund A                                           $   485,109      $1,207,297

Fund B
BT Pyramid Large Capitalization Equity
Index Fund*                                  71        $    76,822      $  120,412
BT Pyramid Discretionary Account Cash
Fund*                                                          363             363
Total Fund B                                           $    77,185      $  120,775


Fund C
Insurance Contracts:
Metropolitan Life Ins. Co.
Matures through 6/30/98; 4.67%           11,631        $   11,631       $   11,503
Matures through 3/1/99; 5.27%             1,737             1,737            1,713
Matures through 3/31/99; 5.11%            2,893             2,893            2,841
Matures through 5/15/99; 7.38%           12,067            12,067           12,398
Prudential Asset Management
Matures 6/1/97; 7.08%                     5,988             5,988            6,027
Matures 7/31/97; 6.3%                    11,782            11,782           11,828
N. Y. Life Insurance Co.
Matures 3/31/97; 7.7%                     7,825             7,825            7,872
Matures 9/9/98; 5.2%                     11,827            11,827           11,693
Matures through 8/16/99; 7.33%           11,834            11,834           12,259
Commonwealth Life Insurance Co.
Matures 1/5/99; 8.28%                     5,857             5,857            6,152
Matures 3/1/04, 6.67%                     9,469             9,469            9,702
Hartford Life Insurance Co.
Matures 1/4/99; 7.97%                     5,823             5,823            6,077
AIG Life Insurance Co.
Matures 9/15/01, 6.90%                    5,095             5,095            5,261

                              Textron Savings Plan

      Line 27a--Schedule of Assets Held for Investment Purposes (continued)
                                 (In Thousands)


                                           Number of       Cost/
                                           Shares or      Contract       Fair
                                             Units         Value         Value
Fund C (continued)
Allstate Insurance Co.
Matures 12/15/00; 6.87%                  11,158        11,158           11,486
John Hancock Mutual Life Ins. Co.
Matures 6/30/01; 6.75%                    5,485         5,485            5,623
Matures 1/2/96; 8.36%                     5,099         5,099            5,328
Matures 6/30/00; 6.50%                    5,467         5,467            5,545
Mass Mutual Life Ins. Co.
Matures through 1/31/97; 6.11%            3,022         3,022            3,025
SunAmerica Life Insurance Co.
Matures 1/31/97; 6.11%                   10,582        10,582           10,491

Government Obligations:
Federal National Mortgage Association
Matures 4/25/17; 6.5%                     5,102         5,102            5,092
Matures 9/25/07; 5.8%                     1,283         1,283            1,277

United States Dept. Veterans Affairs
Matures 3/15/01                           2,723         2,718            2,734

BT Pyramid Directed Acct. Cash Fund *     7,518         7,518            7,518
Total Fund C                                         $161,262         $163,445

Fund H
BT Pyramid Directed Acct. Cash Fund*        160      $    160          $    160
Total Fund H                                         $    160          $    160

Total all funds                                      $723,716        $1,491,677

Loans
Loans Receivable (9.5% - 11%)            41          $     41       $       41

* Indicates party-in-interest to the Plan

                              Textron Savings Plan

                  Line 27d--Schedule of Reportable Transactions
                                 (In Thousands)

                          Year ended December 31, 1996

                                                                                  Current
                                                                                  Value of
                                                                                  Asset on
Identity                                        Purchase    Selling    Cost of   Transactio   Net Gain
of Party              Description                Price       Price      Assets      Date       (Loss)
Category (iii)--Series of transactions in excess of 5% of plan assets

**          Purchase of 1,145,083 shares of
             Textron Inc. Common Stock in 229
             transactions                      $94,453                $94,453      $94,453

            Sale of 2,295,767 shares of
             Textron Inc. Common Stock                     $185,411    75,809                 $109,602

Bankers     Purchase of 139,971,410 units of
Trust        BT Pyramid Directed Account
Company*     Cash Fund in 210 transactions     139,971                139,971      139,971

            Sale of 139,638,222 units of BT
             Pyramid Directed Account Cash
             Fund in 217 transactions                       139,638   139,638      139,638


There were no category (i), (ii) or (iv) reportable transactions during the year.

*  Indicates party-in-interest to the Plan.
** Transactions made on the market.


                              TEXTRON SAVINGS PLAN
                           ANNUAL REPORT ON FORM 11-K
                     FOR FISCAL YEAR ENDED DECEMBER 31, 1996

                                  EXHIBIT INDEX

Exhibit Number Description
     23        Consent of Independent Auditors